10026861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Center Street, Suite 800
(No. and Street)

Little Rock	AR	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gus Blass, III 501-372-5171
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 19 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gus Blass, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH A. CLARK
Commission No. 12361304
NOTARY PUBLIC
My Commission Expires July 07, 2017
SALINE COUNTY, ARKANSAS

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Falcon Securities, Inc.

We have audited the accompanying statements of financial condition of Falcon Securities, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
February 5, 2010

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

FALCON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 161,117	$ 44,961
Investment securities owned, at market value	-	145,789
Prepaid expenses	405	405
Total assets	$ 161,522	$ 191,155
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ -	$ -
Stockholder's equity:		
Common stock; $1 par value; 1,000 shares authorized; 300 shares issued and outstanding	300	300
Additional paid-in capital	140,525	140,525
Retained earnings	20,697	50,330
Total stockholder's equity	161,522	191,155
	$ 161,522	$ 191,155

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 2009 and 2008

	2009	2008
Consulting income	$ 16,100	$ -
Interest income	919	1,398
Unrealized losses on investment securities	(30,263)	(146,202)
Total income (loss)	(13,244)	(144,804)
Operating expenses:		
Commissions paid	12,000	-
Professional fees	2,515	2,753
FINRA fees	480	555
Franchise and privilege taxes	350	350
SIPC fees	150	150
Telephone and other	894	880
Total operating expenses	16,389	4,688
Net loss	$ (29,633)	$ (149,492)

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2007	$ 300	$ 140,525	$ 199,822	$ 340,647
Net loss			(149,492)	(149,492)
Balance - December 31, 2008	300	140,525	50,330	191,155
Net loss			(29,633)	(29,633)
Balance - December 31, 2009	$ 300	$ 140,525	$ 20,697	$ 161,522

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (29,633)	$ (149,492)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Unrealized losses on investment securities	30,263	146,202
Net cash provided (used) by operating activities	630	(3,290)
Cash flows from investing activities:		
Proceeds from sale of investment securities	115,526	-
Net cash provided by investing activities	115,526	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash and cash equivalents	116,156	(3,290)
Cash and cash equivalents		
Beginning of year	44,961	48,251
End of year	$ 161,117	$ 44,961

See accompanying notes

FALCON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

Falcon Securities, Inc. (the Company) is registered as a broker/dealer with the Securities Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority (FINRA). No securities were held for customers at December 31, 2009 and 2008 or during the years then ended.

Marketable investment securities -

Marketable securities owned December 31, 2008 consist of 5,900 shares of NASDAQ Stock Market, Inc., valued at the closing quoted market price of $24.71 per share at December 31, 2008.

Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of these securities are classified as unrealized gains and losses and are included in the determination of income.

Cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms.

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2009 and 2008 or during the years then ended.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements -

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The adoption of SFAS 157 did not have a material effect on the Company's financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* FSP FIN 48-3 permitted an entity within its scope to defer the effective date of FASB Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The adoption of FSP FIN 48-3 on January 1, 2009 did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which establishes general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before financial statements are issued or available to be issued. SFAS No. 165 is effective for the Company's 2009 financial statements. In accordance with SFAS No. 165, the Company has evaluated subsequent events through February 5, 2010, the date these financial statements were available to be issued. The adoption of SFAS No. 165 did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (the FASB ASC). SFAS No. 168 established the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. The FASB ASC supersedes prior existing accounting and reporting standards and is effective for the Company's 2009 financial statements. The FASB ASC did not change previous generally accepted accounting principles; accordingly, its adoption did not have a material effect on the Company's financial statements.

(2) MARKETABLE INVESTMENT SECURITIES:

Marketable investment securities at December 31, 2008 are summarized as follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2008	$ 94,700	$ 51,089	$ -	$ 145,789

During 2009, the Company sold all of its marketable investment securities in exchange for cash totaling $115,526

(3) INCOME TAXES:

The Company's stockholders have elected to be taxed under Subchapter S of the Internal Revenue Code whereby the income or loss of the Company is, in general, reported by the stockholder. Accordingly, the Company does not recognize a provision for income taxes. The Company's tax returns are no longer subject to federal or Arkansas income tax audits by tax authorities for years prior to 2006.

(4) NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the aggregate indebtedness method which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness or $25,000, whichever is greater, unless the broker-dealer: does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers; does not carry customer accounts; and clears all trades through another broker-dealer, in which case minimum net capital of $5,000 is required. The Act also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

The Company does not carry customer accounts and does not transact trades and, accordingly, the Company is required to maintain $5,000 minimum net capital. Net capital as defined under Rule 15c3-1 was $158,806 and $168,882 at December 31, 2009 and 2008, respectively. The Company had no indebtedness at December 31, 2009 and 2008.

(5) RELATED PARTY TRANSACTIONS:

The Company uses certain office facilities and general and administrative services provided by a company affiliated through common ownership without charge.

(6) FAIR VALUE MEASUREMENTS:

FASB ASC 820 (formerly SFAS 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction at the measurement date. FASB ASC 820 requires the following hierarchy be applied for fair value measurements:

Level 1 - Quoted prices for identical financial instruments in active markets.
Level 2 - Quoted prices for similar financial instruments in active markets; quoted prices for identical or similar instruments in markets that are not active.
Level 3 - Financial instruments whose inputs or value are unobservable.

The following table sets forth the Company's financial assets and liabilities as of December 31, 2008 that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2008:				
Marketable investment securities	$ 145,789	$ -	$ -	$ 145,789

Fair values of marketable investment securities are based upon quoted market prices, if available. If quoted prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or other observable inputs for similar securities.

The Company did not have any financial or nonfinancial assets measured at fair value on December 31, 2009.

ADDITIONAL INFORMATION

FALCON SECURITIES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

December 31, 2009 and 2008

	2009	2008
Net Capital:		
Total stockholder's equity	$ 161,522	$ 191,155
Less nonallowable assets - prepaid expenses	(405)	(405)
Less 2% haricut on money market funds	(2,311)	-
Less 15% haircut on marketable securities	-	(21,868)
Net capital	158,806	168,882
Net capital requirement	5,000	5,000
Excess net capital	$ 153,806	$ 163,882
Aggregate Indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	0.00 to 1	0.00 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 158,806	$ 168,882
Net audit adjustments	-	-
Net capital per above	$ 158,806	$ 168,882

FALCON SECURITIES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

December 31, 2009 and 2008

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(ii).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company clears all customer transactions with and for customers on a fully-disclosed basis with a clearing broker, promptly transmits all customer funds and securities to the clearing broker, does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, no reconciliation between the computation of the reserve requirement under Rule 15c3-3 and the computation filed with Part II of Form X-17A-5 is necessary.

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Falcon Securities, Inc.

In planning and performing our audit of the financial statements and additional information of Falcon Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, stockholders and management of Falcon Securities, Inc., the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 5, 2010

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures to an Entity's
SIPC Assessment Reconciliation

Board of Directors
Falcon Securities, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Falcon Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 5, 2010

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

AMENDED

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St, N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment **Reconciliation**

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE **FILED** BY **ALL SIPC MEMBERS WITH FISCAL YEAR** ENDINGS

1. Name of Member, address, **Designated Examining Authority**, 1934 Act registration no. and month in **which** fiscal year ends for purposes of the audit requirement of SEC Rule **17a-5**:

031978 FINRA DEC
FALCON SECURITIES INC 14.14
212 CENTER ST STE 800
LITTLE ROCK AR 72201-2439

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Deborah Clark 501-374-8894

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00
   B. less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)
   3/6/09 ck# 1151
   Date Paid
   C. Less prior overpayment applied pd 1/19/10 ck # 1271 (150.00)
   D. Assessment balance due or (overpayment) <150.00>
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____
   F. Total assessment balance and interest due (or overpayment carried forward) $____
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ -0-
   H. Overpayment carried forward $(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Falcon Securities, Inc
(Name of Corporation, Partnership or other organization)
Gus Blass II
(Authorized Signature)
President
(Title)

Dated the 2nd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

AMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts lor the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Elimlnate oenta

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 552
2b. Additions:	
(1) Tolal revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessorsnot included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions In commodities In trading accounts.	0
(4) Interest and dividend expense deducled in determining item 2a.	0
(5) Net loss from management of or participation In the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducledIn determiningnet prolit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss lrom securities In investment accounts,	10,203
Total additions	10,203
2c. Deductions:	
(1) Revenues lrom the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of Insurance, lrom investment advisory services rendered lo registered investment companies or insurance company separate accounts, and from transactions la security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerageand clearance paid to other SIPC members In connection with securities transactions.	0
(4) Reimbursements lor postage In conneclion with proxy solicitation.	0
(5) Net gain lrom securities in investment accounts.	10,207
(6) 100% of commissions and markups earned lrom lransactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance dale.	0
(7) Direct expenses of printing advertising and legal lees incurredIn connection with other revenue related to lhe securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Olher revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Tolal interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of inleresl earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Tolal deductions	10,207
2d. SIPC Nel Operating Revenues	$ 548
2e. General Assessment @ .0025	$ 1.37

(lo page 1 but not less than $150 minimum)

FALCON SECURITIES, INC.
SEC. FILE NO. 8-31978

Financial Statements and Additional Information
Years ended December 31, 2009 and 2008

Together With Report of
Independent Registered Public Accounting Firm